# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Clearwater Analytics Holdings, Inc., CIK 0001866368
CUSIP: 185123106
Title of class of securities: Class A Common Stock
Address of issuer's principal executive offices: 777 W. Main Street, Suite 900, Boise, Idaho (ID), 83702
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001493152-24-044789
Filed by CIK 0001884343

## Reporting persons
- Galibier Purchaser, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 7,983,533; sole dispositive power 0; shared dispositive power 7,983,533; aggregate amount beneficially owned 7,983,533 (4.4% of the class)
- Galibier Holdings, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 7,983,533; sole dispositive power 0; shared dispositive power 7,983,533; aggregate amount beneficially owned 7,983,533 (4.4% of the class)
- Galibier Holdings GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 7,983,533; sole dispositive power 0; shared dispositive power 7,983,533; aggregate amount beneficially owned 7,983,533 (4.4% of the class)
- Gali SCSp: type of reporting person: partnership (PN); citizenship or place of organization: Luxembourg (N4); sole voting power 0; shared voting power 7,983,533; sole dispositive power 0; shared dispositive power 7,983,533; aggregate amount beneficially owned 7,983,533 (4.4% of the class)
- Permira VII GP S.a r.l.: type of reporting person: other (OO); citizenship or place of organization: Luxembourg (N4); sole voting power 0; shared voting power 7,983,533; sole dispositive power 0; shared dispositive power 7,983,533; aggregate amount beneficially owned 7,983,533 (4.4% of the class)

## Item 1. Issuer
Name of issuer: Clearwater Analytics Holdings, Inc.
Address of issuer's principal executive offices: 777 W. Main Street, Suite 900, Boise, ID, 83702

## Item 2. Person Filing
Name of person filing:
Each of the following is hereinafter individually referred to as a "Reporting Person" and collectively as the "Reporting Persons." This statement is filed on behalf of:

Galibier Purchaser, LLC
Galibier Holdings, LP
Galibier Holdings GP, LLC
Gali SCSp
Permira VII GP S.a r.l.
Address of principal business office or, if none, residence: The principal business address for each of the Reporting Persons is c/o Permira Luxembourg S.a r.l., 488, route de Longwy, L-1940 Luxembourg.
Citizenship:
Each of Galibier Purchaser, LLC, Galibier Holdings, LP and Galibier Holdings GP, LLC is organized under the laws of the State of Delaware.

Each of Gali SCSp and Permira VII GP S.a r.l. is organized under the laws of Luxembourg.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The information contained on the cover pages to this Schedule 13G is incorporated by reference into this Item 4

The ownership information presented herein represents beneficial ownership of Class A Common Stock of the Issuer as of December 31, 2024, based upon 172,050,286 shares of Class A Common Stock outstanding as of October 31, 2024, as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 6, 2024.

Galibier Purchaser, LLC may be deemed to be the beneficial owner of 7,983,533 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class D Common Stock that are convertible within 60 days of December 31, 2024.

Permira VII GP S.a r.l. is the general partner of Gali SCSp, which is the sole member of Galibier Holdings GP, LLC, which is the general partner of Galibier Holdings, LP, which is the sole member of Galibier Purchaser, LLC. As a result, each of the foregoing entities may be deemed to share beneficial ownership over the securities reported herein.

As a result of the Reporting Persons (i) owning less than five percent of the Issuer's outstanding Class A Common Stock; and (ii) no longer being subject to the Stockholders' Agreement (as defined in Exhibit 99.2 to the Schedule 13G filed on November 14, 2022) and therefore ceasing to be members of the group, the Reporting Persons are no longer subject to Section 13.
Percent of class: See Item 11 of each of the cover pages hereto.
Sole power to vote or to direct the vote: See Item 5 of each of the cover pages hereto.
Shared power to vote or to direct the vote: See Item 6 of each of the cover pages hereto.
Sole power to dispose or to direct the disposition: See Item 7 of each of the cover pages hereto.
Shared power to dispose or to direct the disposition: See Item 8 of each of the cover pages hereto.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Joint Filing Agreement, incorporated by reference to:

https://www.sec.gov/Archives/edgar/data/1884421/000119312522042189/d301327dex991.htm

## Signatures
- Galibier Purchaser, LLC: /s/ Cedric Pedoni, Cedric Pedoni, Authorized Person (02/13/2025)
- Galibier Holdings, LP: By: Galibier Holdings GP, LLC, general partner of Galibier Holdings, LP, /s/ Cedric Pedoni, Cedric Pedoni, Authorized Person (02/13/2025)
- Galibier Holdings GP, LLC: /s/ Cedric Pedoni, Cedric Pedoni, Authorized Person (02/13/2025)
- Gali SCSp: By: Permira VII GP S.a r.l., general partner of Gali SCSp, /s/ Cedric Pedoni, Cedric Pedoni, Authorized Person (02/13/2025)
- Permira VII GP S.a r.l.: /s/ Cedric Pedoni, Cedric Pedoni, Authorized Person (02/13/2025)